UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Hayes Lemmerz International, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

420781 30 4

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420781 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP Wheels, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,458,813 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,458,813 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,458,813 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,458,813 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,458,813 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,458,813 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,458,813 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,458,813 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,458,813 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (A), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,458,813 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,458,813 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,458,813 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (B), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,458,813 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,458,813 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,458,813 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo German Partners V GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,458,813 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,458,813 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,458,813 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,458,813 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,458,813 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,458,813 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,458,813 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,458,813 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,458,813 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 1 supplements and amends the Schedule 13D jointly filed on June 19, 2003, by (i) AP Wheels, LLC, a Delaware limited liability company (“AP Wheels”), (ii) Apollo Investment Fund V, L.P., a Delaware limited partnership (“Investment V”), (iii) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands (“Overseas V”), (iv) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands (“Netherlands A”), (v) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands (“Netherlands B”), (vi) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany (“German V,” and collectively with Investment V, Overseas V, Netherlands A and Netherlands B, the “Funds”), (vii) Apollo Management V, L.P., a Delaware limited partnership (“Management”) and (viii) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors,” and collectively with AP Wheels, the Funds, and Management, the “Reporting Persons”) relating to the shares of common stock, par value $.01 (the “Common Stock”), of Hayes Lemmerz International, Inc. (“HLI” or the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D filed on June 19, 2003.
Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.
Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On February 11, 2004, AP Wheels sold an aggregate of 2,000,000 shares of Common Stock pursuant to an underwritten offering as discussed in the registration statement on Form S-3 (File No. 333-110514) filed by the Issuer with the Securities and Exchange Commission on November 14, 2003 (as amended, the “Registration Statement”).  Following such sale, AP Wheels is the beneficial owner of an aggregate of 3,458,813 shares of Common Stock including 3,346,983 shares of Common Stock held of record by AP Wheels, 30,492 shares of Common Stock issuable upon exercise of the Series A Warrants held of record by AP Wheels and 81,338 shares of Common Stock issuable in exchange for the 17,823 shares of Series A Preferred Stock held of record by AP Wheels.  The 3,458,813 shares of Common Stock beneficially owned by AP Towers represents approximately 9.2% of the outstanding Common Stock of the Issuer.

The shares of Common Stock shown as beneficially owned by each of the Funds include the shares of Common Stock shown as beneficially owned by AP Towers who may be viewed to be controlled by the Funds as a group.  The shares of Common Stock shown as beneficially owned by Management and Advisors include the shares of Common Stock shown as beneficially owned by each of the Funds and AP Towers.  AIFVM may also be deemed to beneficially own the shares of common stock shown as beneficially owned by AP Towers, each of the Funds and Management.  Capital Management V may also be deemed to beneficially own the shares of common stock shown as beneficially owned by AP Towers, each of the Funds and Advisors.  The Funds, Management, Advisors, AIFVM and Capital Management V disclaim beneficial ownership of the shares of the Issuer’s Common Stock held by AP Wheels in excess of their pecuniary interests, if any, and the filing of this Amendment No. 1 to Schedule 13D and any amendment thereto shall not be construed as an admission that any such person is the beneficial owner of, or has any pecuniary interest in, any such securities.

(a)  See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by the each Reporting Person is based on a total of 37,720,970 outstanding shares of Common Stock, as reported by the Issuer pursuant to the Registration Statement and including shares sold by the Issuer in the underwritten offering as described therein.

(b) See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(c)  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 1 to Schedule 13D.

(d) None.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:

On October 30, 2003, AP Wheels entered into a registration agreement (the “Registration Agreement”) with the Issuer that provides for, among other things, the filing of the Registration Statement, related lock-up agreements, and the sharing of certain expenses with respect to the offering pursuant to the Registration Statement.  The Registration Agreement further provides that if AP Wheels sells any shares pursuant to the Registration Statement, one of two directors of the Issuer selected by AP Wheels will resign from the Issuer’s board of directors and if AP Wheels owns less than 1,750,000 shares of Common Stock following the offering pursuant to the Registration Statement, both directors selected by AP Wheels will resign from the Issuer’s board of directors.  See the Registration Agreement, which is incorporated herein by reference to Exhibit 10.1 to the Registration Statement, as provided in Item 7 herein.

On February 5, 2004, AP Wheels entered into an Underwriting Agreement with Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Lazard Freres & Co., LLC, and UBS Securities LLC (collectively, the “Underwriters”), and the Issuer for the sale by the Issuer and AP Wheels of an aggregate of 8,453,017 shares of Common Stock, and, at the election of the Underwriters, up to 1,267,953 additional shares to be sold by the Issuer to cover over-allotments.  The Underwriters exercised their over-allotment option in full on February 10, 2004.  Closing of the sales occurred on February 11, 2004.  See the Form of Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Registration Statement, as provided in Item 7 herein.

On February 5, 2004, AP Wheels and the Issuer agreed to enter into a registration rights agreement that will provide AP Wheels with certain rights to require the Issuer to register shares of Common Stock held by AP Wheels with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.  AP Wheels expects that the registration rights agreement will include, among other things, two demand registration rights, the right of AP Wheels to include shares of Common Stock on certain registration statements filed by the Issuer with the Commission, and agreements by AP Wheels and the Issuer with respect to customary indemnification and lock-up provisions.  In addition, AP Wheels will agree that the director nominated by AP Wheels pursuant to the Plan to serve on the Board of Directors of the Issuer, will resign when requested by the Issuer once AP Wheels beneficially owns less than 1,000,000 shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Registration Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-3 (File No. 333-110514) as filed by the Issuer on November 14, 2003).

Exhibit 2:                Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 4 to the Registration Statement on Form S-3 (File No. 333-110514) as filed by the Issuer on February 3, 2004).

Signature

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	February 11, 2004	AP WHEELS, LLC

		BY:	APOLLO MANAGEMENT V, L.P.
as Manager

			By:	AIF V MANAGEMENT, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 11, 2004	APOLLO INVESTMENT FUND V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 11, 2004	APOLLO OVERSEAS PARTNERS V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 11, 2004	APOLLO NETHERLANDS PARTNERS V (A), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 11, 2004	APOLLO NETHERLANDS PARTNERS V (B), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 11, 2004	APOLLO GERMAN PARTNERS V GmbH KG & CO.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 11, 2004	APOLLO MANAGEMENT V, L.P.

		By:	AIF V MANAGEMENT, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 11, 2004	APOLLO ADVISORS V, L.P.

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President